                                                                Exhibit 99(c)

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS

BUSINESS ENVIRONMENT

     McDonald & Company Investments, Inc. ("the Company"), operates a full-service, regional investment banking, investment advisory and brokerage business through its principal subsidiary, McDonald & Company Securities, Inc. ("McDonald Securities"). The Company is involved in the origination, underwriting, distribution, trading, and brokerage of fixed income and equity securities, and provides investment advisory services.

     The profitability of the Company is sensitive to many factors, including the level of securities trading volume and the volatility and general level of market prices. Many of its activities have high operating costs which do not decrease with reduced levels of activity. Sustained periods of reduced volume, or loss of clients, could have adverse effects upon profitability.

     The Company faces increasing competition from commercial banks and thrift institutions as these institutions offer certain investment banking and corporate and individual financial services traditionally provided only by securities firms. The Company anticipates regulation of the securities industry to increase and that compliance with regulations may become more difficult. At present, the Company is unable to predict the extent of changes that may be enacted, or the effect on the Company's business.

     The Company has formulated a comprehensive strategic plan which is periodically reviewed and revised as business conditions dictate. The plan emphasizes the Company's historical roots as a regional brokerage and investment banking firm. The Company has focused on the Ohio, Michigan and Indiana markets by increasing the number of sales representatives covering individual investors, as well as increasing investment banking activities in this region. The Company's institutional equity and fixed income sales departments cover accounts throughout the United States and internationally.

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

LIQUIDITY AND CAPITAL RESOURCES

     The majority of the Company's assets are highly liquid and short-term in nature. Cash and liquid assets, principally receivables from customers, brokers and dealers, securities purchased under agreements to resell, and securities owned, represented approximately 89% of the Company's assets at March 31, 1995. These assets are financed by a number of sources, including short-term borrowings and securities sold under agreements to repurchase, long-term borrowings and equity capital.

     At March 31, 1995, McDonald Securities has outstanding $25,000,000 in aggregate principal amount of 8.24% Subordinated Notes due January 15, 2002. McDonald Securities is required to pay principal amounts of $5,000,000 on January 15 of each year beginning in 1998. The notes are subordinated in right of payment to all senior indebtedness and general creditors of McDonald Securities. In addition to providing additional long-term financing, the notes have been approved by the New Yo Stock Exchange, Inc., for inclusion in McDonald Securities' regulatory capital.

     Changes in the levels of securities owned and in customer and broker receivables directly affect the Company's financing arrangements. The Company has available lines of credit of $318,000,000, of which $257,500,000 was unused as of March 31, 1995. Management believes that funds from operations, available lines of credit and long-term borrowings provide sufficient resources to meet present and anticipated financial needs.

     Certain minimum amounts of capital must be maintained by McDonald Securities to satisfy the regulatory requirements of the Securities and Exchange Commission and the New York Stock Exchange, Inc. The regulatory requirements represent Uniform Net Capital Rules designed to measure the general financial integrity and liquidity of registered broker/dealers and to provide minimum acceptable net capital levels to meet the continuing commitments to customers. Net capital, as defined, changes from day to day. At March 31, 1995, McDonald Securities was in compliance with the Uniform Net Capital Rules and had net capital of $72,352,000, which was $69,504,000 in excess of the minimum required.

RESULTS OF OPERATIONS

     The following table summarizes the changes in the major categories of revenues and expenses for the fiscal years ended March 31, 1995, March 25, 1994, and March 26, 1993.

                                                           Fiscal 1995             Fiscal 1994
                                                             versus                   versus
                                                           Fiscal 1994              Fiscal 1993
                                                   ---------------------------------------------
                                                   (In thousands)          (In thousands)
REVENUES
   Underwriting and investment banking.........         $(22,057)    (34)%       $21,277     50%
   Principal transactions......................           (5,886)    (11)         (7,815)   (13)
   Commissions.................................           (3,251)     (6)         13,121     33
   Investment management fees..................            1,419      10           2,222     18
   Interest and dividends......................            3,867      25           1,480     11
   Other.......................................           (1,046)    (18)            578     11
                                                        ----------------------------------------
                                                        $(26,954)    (13)        $30,863     18%
                                                        ========================================

EXPENSES
   Employee compensation and benefits..........         $(14,275)    (12)%       $17,307     17%
   Interest....................................           (2,927)    (31)          1,598     21
   Communications..............................            1,574      14           1,215     13
   Occupancy and equipment.....................            1,580      14           1,773     18
   Promotional and development.................              169       2             616      9
   Floor brokerage and clearance...............             (329)    (11)             78      3
   Taxes other than income taxes...............              855      17             818     19
   Other operating expenses....................              383       6          (2,530)   (29)
                                                        ----------------------------------------
                                                        $(12,970)     (8)        $20,875     14%
                                                        ========================================




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

FISCAL 1995 COMPARED WITH FISCAL 1994

     Total revenues for the fiscal year ended March 31, 1995 were $177,726,000, a decrease of $26,954,000, or 13%, from revenues of $204,680,000 for the fiscal year ended March 25, 1994.

     Net income for the fiscal year ended March 31, 1995 was $13,684,000, or $1.47 per share, compared to $21,588,000, or $2.38 per share for the fiscal year ended March 25, 1994, a decrease in net income of 37%.

     The average number of shares and share equivalents outstanding was 9,303,000 for the fiscal year ended March 31, 1995 compared with 9,076,000 for the fiscal year ended March 25, 1994.

     On July 27, 1993, the Company declared a 20% stock dividend payable August 20, 1993, to shareholders of record August 10, 1993. Applicable share and per share information has been adjusted for the stock dividend as if it had occurred at the beginning of the fiscal 1994 and 1993 periods.

     Revenues from underwriting and investment banking decreased $22,057,000, or 34% for the fiscal year ended March 31, 1995, when compared to the fiscal year ended March 25, 1994. Revenues from corporate underwriting and investment banking decreased $18,982,000, or 36% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. This resulted from decreases in revenues from managed and co-managed originations of $13,645,000, or 56%, and decreases in revenues from participation in syndicate groups of $9,866,000, or 57% in the current fiscal year. These declines are attributable to less favorable market conditions for public offerings of equity securities and the continued weakness in the taxable debt securities markets. These decreases were partially offset by an increase of $3,166,000, or 49% in mergers and acquisitions and other financial advisory fees due to favorable market conditions for this type of activity. Additionally, revenues from private placements of debt and equity securities and limited partnerships increased $1,363,000, or 26%. Revenues from public finance decreased $3,075,000, or 28% for the fiscal year ended March 31, 1995, due to a lower level of public finance offerings.

     Revenues from underwriting and investment banking activities are highly dependent on general market conditions for such business activities. Market conditions for underwriting and investment banking services can be affected by economic and legislative events, both in the United States and abroad. To the extent that future events are unpredictable, uncertainty will be a factor in the level of McDonald Securities' business activity. Also, competitive pressure from other entities providing investment banking services can and will have an effect on the success of the Company in obtaining such business and on the prices which can be charged for investment banking and underwriting services. Management believes that the Company can compete effectively in this segment of its business activities.

     Revenues from principal transactions decreased $5,886,000, or 11% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Revenues from trading taxable fixed-income securities, including corporate bonds, United States government bonds and mortgage-backed securities, decreased $3,157,000, or 12%. For the fiscal year ended March 25, 1994 revenues from principal transactions in taxable fixed-income securities were adversely impacted by a net trading loss of $3,718,000 experienced in the Company's fixed income arbitrage area. The fixed-income arbitrage trading area was eliminated as of the beginning of the current fiscal year. Without giving effect to this loss, revenues from principal transactions in taxable fixed-income securities declined $6,875,000, or 24% for the current fiscal year. This decrease in revenues from principal transactions in taxable fixed-income securities was caused by less favorable conditions for the trading of such securities with institutional investors.

     For the fiscal year ended March 31, 1995, institutional revenues from trading corporate bonds declined $3,252,000, or 45%, institutional revenues from trading U.S. government bonds declined $3,323,000, or 37%, and institutional revenues from trading mortgage-backed securities declined $2,952,000, or 35%. Institutional investor interest in fixed-income securities continued to decline over the current fiscal year because of uncertainties related to interest rates and the economy. These decreases were partially offset by increased revenues from trading taxable fixed-income securities transactions with individual investors of $2,652,000, or 60% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. This increase is attributable to the expansion of the retail sales force and increased interest in taxable fixed-income products by individual investors due to higher yields.

     Revenues from trading municipal bonds decreased $485,000, or 6% for the current fiscal year, primarily due to a trading loss of $2,440,000 recorded in March 1995 related to certain municipal inventory positions. This loss was partially offset by increased revenues from trading municipal bonds due to increased individual investor interest in tax-exempt securities. Without regard to the trading loss on certain municipal positions, revenues from trading municipal bonds increased $1,955,000, or 25%.

     Revenues from principal transactions in equity securities decreased $2,244,000, or 12% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Revenues in this area were at record levels in the prior fiscal year.

     Commissions revenue decreased $3,251,000, or 6% for the fiscal year ended March 31, 1995, when compared to the fiscal year ended March 25, 1994. The decrease in commissions revenues resulted from decreased investor participation in the equity markets due to higher interest rates. The decrease in commissions revenue was comprised primarily of decreases in revenues from listed and over-the-counter agency commissions of $1,961,000, or 6%, and a decrease in revenues from mutual fund sales of $1,535,000, or 10%, for the current fiscal year.

     Revenues from investment management fees include advisory fees from the Company's mutual funds, money market funds, and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $1,419,000, or 10% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Advisory fees from the Company's mutual funds and money market funds increased $244,000, or 3%, and revenues from investment management fees related to individual managed accounts increased $1,175,000, or 20%. These increases were a result of an increase in assets under management.

     Interest and dividend income increased $3,867,000, or 25% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Of this amount, $2,545,000 represented a 48% increase in interest income earned on customer margin accounts due to both higher levels of customer margin accounts and higher interest rates. The remaining increase in interest income of $1,322,000 represents primarily a 14% increase in interest income from securities owned. Of this amount, $4,880,000 represents an increase in interest income from municipal bonds related to accrued interest on certain municipal positions. The remaining decrease in interest income from securities owned of $3,558,000 represents a 43% decrease in interest income from U.S. government bonds, corporate bonds and mortgage-backed securities due to a decline in the average levels of securities owned.

     Other income decreased $1,046,000, or 18% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. The decrease was primarily due to a decrease of $1,750,000 in gains related to venture capital investments. Transfer agent and other fee income related to proprietary mutual funds increased $605,000, or 36% for the fiscal year ended March 31, 1995, compared to the 1994 fiscal year. This increase was due to both an increase in assets in the funds and certain contractual changes.

     Operating expenses (total expenses before interest) decreased $10,043,000, or 6% for the fiscal year ended March 31, 1995, when compared to the prior fiscal year. Employee compensation and benefits decreased $14,275,000, or 12% for the current fiscal year. Commission and other sales compensation expense decreased $10,203,000, or 16% for the current fiscal year, primarily as a result of the decrease in revenues. Other clerical and administrative expenses increased $2,628,000, or 8% for the current fiscal year. The increase in other clerical and administrative expense represents compensation and employee benefits costs related to an increase in the professional and support staff during the current fiscal year. The remaining $6,700,000 decrease in employee compensation represents decreases in incentive compensation and profit sharing accruals, which are directly related to the decline in profitability.

     All other operating expenses increased $4,232,000, or 10% for the fiscal year ended March 31, 1995, when compared to the fiscal year ended March 25, 1994. The increase in all other operating costs reflects the communications, occupancy and equipment, and other operating costs related to the expansion of the Company's business. For the fiscal year ended March 31, 1995, communications expenses increased $1,574,000, or 14%, primarily due to the effect of the expansion of the business, including costs related to opening new branches. Occupancy and equipment costs increased $1,580,000, or 14%, reflecting increases in rent, equipment, and other occupancy costs in the Company's administrative office, and in the branch system. Taxes other than income taxes increased $855,000, or 17%, primarily because of an increase in payroll taxes caused by an increase in the number of employees.

     Interest expense decreased $2,927,000, or 31% for the fiscal year ended March 31, 1995, when compared to the fiscal year ended March 25, 1994. The decrease in interest expense was due to lower average borrowings due to a decrease in the average level of securities owned and the conversion of the Company's convertible subordinated debentures during the fiscal year ended March 25, 1994. The decrease in interest expense attributable to lower average borrowings was partially offset by higher average short-term borrowing rates.

     Income before income taxes for the fiscal year ended March 31, 1995, was $20,704,000, resulting in a pre-tax return on revenues of 11.6%. For the fiscal year ended March 25, 1994, income before income taxes was $34,688,000, resulting in a pre-tax return on revenues of 16.9%.

FISCAL 1994 COMPARED WITH FISCAL 1993

     Total revenues for the fiscal year ended March 25, 1994 were $204,680,000, an increase of $30,863,000, or 18%, from revenues of $173,817,000 for the fiscal year ended March 26, 1993.

     Net income for the fiscal year ended March 25, 1994 was $21,588,000, or $2.38 per share, compared to $16,050,000, or $1.92 per share for the fiscal year ended March 26, 1993, an increase in net income of 35%.

     The average number of shares and share equivalents outstanding was 9,076,000 for the fiscal year ended March 25, 1994 compared with 8,377,000 for the fiscal year ended March 26, 1993.

FISCAL 1994 COMPARED WITH FISCAL 1993

     On July 27, 1993, the Company declared a 20% stock dividend payable August 20, 1993, to shareholders of record August 10, 1993. Applicable share and per share information has been adjusted for the stock dividend as if it had occurred at the beginning of the fiscal 1994 and 1993 periods.

     Revenues from underwriting and investment banking increased $21,277,000, or 50% for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. Revenues from corporate underwriting and investment banking increased $22,764,000, or 83% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. This was caused by increases in managed and co-managed originations, participation in syndicate groups and private placements of equity and taxable debt securities in the fiscal year ended March 25, 1994. These increases are attributable primarily to continued favorable market conditions for such offerings. Partially offsetting the increase, revenues from public finance decreased $2,289,000, or 17% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Public finance revenues were very strong in the prior fiscal year caused by favorable market conditions. Revenues from mergers and acquisitions and other financial advisory fees increased $802,000, or 37% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year.

      Revenues from principal transactions decreased $7,815,000, or 13% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Revenues from trading taxable fixed-income securities, including corporate bonds, U.S. government bonds and mortgage-backed securities, decreased $14,770,000, or 37%. This decrease in revenues from principal transactions in taxable fixed-income securities was caused by less favorable market conditions in the fiscal year ended March 25, 1994.

     For the fiscal year ended March 25, 1994, revenues from trading corporate bonds declined $5,214,000, or 31%, and revenues from trading mortgage-backed securities declined $6,326,000, or 43%. These declines were generally attributable to a less favorable market environment for taxable fixed-income securities. Investor interest in fixed-income securities declined over the fiscal year ended March 25, 1994 because of the rises in interest rates and uncertainties related to the level of interest rates in the near future. During the fiscal year ended March 25, 1994, revenues from the Company's fixed-income arbitrage area declined $4,843,000 from revenues of $1,125,000 for the fiscal year ended March 26, 1993, to a loss of $3,718,000 for the fiscal year ended March 25, 1994. The loss for the fiscal year ended March 25, 1994, of $3,718,000 was caused by a trading loss of $5,600,000 experienced in the months of February and March, 1994. This loss was caused by the rapid deterioration of the fixed-income markets during those months. The Company eliminated its fixed-income arbitrage activities effective as of the beginning of the fiscal year ended March 31, 1995.

     Revenues from trading municipal bonds increased $1,622,000, or 26% for the fiscal year ended March 25, 1994, primarily because of improved market conditions.

     Revenues from principal transactions in equity securities increased $5,333,000, or 41% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Substantially all of the increase was attributable to an increase in revenues from trading unlisted equity securities because of investor demand for such products and expansion of the retail sales force.

     Commissions revenue increased $13,121,000, or 33% for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. The increase in commissions revenue reflects higher volume resulting from both improved market conditions and the increase in the size of the retail sales force. During the 1994 fiscal year, low interest rates and a strong stock market encouraged investor participation in the equity markets. The increase in commissions revenue was comprised primarily of increases in revenues from listed and over-the-counter agency commissions of $7,603,000, or 29%, and an increase in revenues from mutual fund sales of $4,408,000, or 40% for the 1994 fiscal year.

     Revenues from investment management fees include advisory fees from the Company's mutual funds, money market funds, and investment management fees earned related to individual managed accounts. Revenues from investment management fees increased $2,222,000, or 18% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Advisory fees from the Company's mutual funds and money market funds increased $756,000, or 9%, and revenues from investment management fees related to individual managed accounts increased $1,466,000, or 34%. These increases were caused by an increase in assets under management.

     Interest and dividend income increased $1,480,000, or 11% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The increase was primarily caused by a higher level of customer margin loans and securities owned in the 1994 fiscal year.

     Other income increased $578,000, or 11% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The increase was primarily caused by increases in service fees and other fee income related to the expansion of the retail business.

     Operating expenses (total expenses before interest) increased $19,277,000, or 14% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. Employee compensation and benefits increased $17,307,000, or 17% for the 1994 fiscal year. Commission and other sales compensation expense increased $10,306,000, or 20% for the 1994 fiscal year, primarily as a result of the increase in revenues. Other clerical and administrative expenses increased $4,251,000, or 15% for the 1994 fiscal year. The increase in other clerical and administrative expenses represents compensation and employee benefits costs related to an increase in the professional and support staff during the 1994 fiscal year. The remaining $2,750,000 increase in employee compensation represents increases in incentive compensation and profit sharing accruals, which are directly related to the significant improvement in profitability.

     All other operating expenses increased $1,970,000, or 5% for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. The increase in all other operating costs reflects the communications, occupancy and equipment, promotional, and other operating costs related to the expansion of the Company's business.

     For the fiscal year ended March 25, 1994, communications expenses increased $1,215,000, or 13%, primarily because of increased volume and the effect of the expansion of the Company's business, including costs related to opening new branches. Occupancy and equipment costs increased $1,773,000, or 18%, reflecting increases in rent, equipment, and other occupancy costs in the Company's administrative office, and in the branch system.

     Promotional and development expenses increased $616,000, or 9% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The increase reflects increases in media advertising and other business development expenses.

     Taxes other than income taxes increased $818,000, or 19% for the 1994 fiscal year, primarily because of an increase in payroll taxes caused by higher levels of compensation and the increase in the number of employees.

     Other operating expenses decreased $2,530,000, or 29% for the fiscal year ended March 25, 1994, when compared to the prior fiscal year. The decrease results primarily from a decrease in litigation expenses of approximately $2,956,000.

     Interest expense increased $1,598,000, or 21% for the fiscal year ended March 25, 1994, when compared to the fiscal year ended March 26, 1993. This increase reflects a higher level of average short-term borrowings because of an increase in the level of securities owned and customer margin accounts. Additionally, the average rate on borrowings increased because of the issuance in January 1993, by McDonald Securities, of $25,000,000 in 8.24% Subordinated Notes.

     Income before income taxes for the fiscal year ended March 25, 1994, was $34,688,000, resulting in a pre-tax return on revenues of 16.9%. For the fiscal year ended March 26, 1993, income before income taxes was $24,700,000, resulting in a pre-tax return on revenues of 14.2%.